400 Burrard Street, Suite 1620 Vancouver, British Columbia Canada V6C 3A6
August 29, 2014
T: 1.604.683.8286 F: 1.604.683.3205 www.mfcindustrial.com

VIA EDGAR

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:       Linda Cvrkel, Branch Chief

Dear Sirs/Mesdames:

Re:	MFC Industrial Ltd. (the "Company")
Form 20-F for the year ended December 31, 2013 (the "2013 20-F")
Filed March 31, 2014
File No. 001-04192

The Company writes this letter in connection with the comment letter from the Securities and Exchange Commission (the "Commission") dated August 7, 2014, respecting the 2013 20-F, and the Company's response thereto set forth in a letter dated August 29, 2014 from the Company's counsel, Sangra Moller LLP. The Company acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

MFC INDUSTRIAL LTD.

By:	/s/ Samuel Morrow
Samuel Morrow
Chief Financial Officer